EXHIBIT 99.1

Disclosure of Transactions in Own Shares

Paris, May 2, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from April 29, 2019 and April 30, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
29.04.2019	125,851	48.5779	6,113,577	XPAR
29.04.2019	15,000	48.5863	728,795	BATE
29.04.2019	40,000	48.5803	1,943,212	CHIX
29.04.2019	25,000	48.5766	1,214,415	TRQX
30.04.2019	146,070	48.8526	7,135,899	XPAR
30.04.2019	37,525	48.9213	1,835,772	BATE
30.04.2019	60,000	48.8667	2,932,002	CHIX
30.04.2019	35,000	48.8586	1,710,051	TRQX
Total	484,446	48.7438	23,613,723

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com